February 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Damon Colbert

Re:	4,750,000 Shares

BG Medicine, Inc.

Common Stock

Registration No. 333-164574

Ladies and Gentlemen:

The undersigned representative of the several underwriters hereby joins BG Medicine, Inc., a corporation organized under the laws of the State of Delaware, in requesting that the previous acceleration request dated February 3, 2011 be withdrawn.

Very truly yours, LAZARD CAPITAL MARKETS LLC ROBERT W. BAIRD & CO. INCORPORATED COWEN AND COMPANY, LLC By: LAZARD CAPITAL MARKETS LLC

By:	/S/ DAVID G. MCMILLAN, JR.
Name: David G. McMillan, Jr. Title: Managing Director